FORM 3

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person

      Little                     Wm.                        Brian
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    (Last)                      (First)                    (Middle)

                       630 Fifth Avenue, Suite 2620
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                                  (Street)

          New York,                 NY                          10111
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       (City)                      (State)                      (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

               8/2/0000
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3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

        ScreamingMedia Inc. SCRM
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    (x ) Director
    (  ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)

         -------------------------------------

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    _x_ Form filed by One Reporting Person
        Form filed by More than One Reporting Person


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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

i. Series A Preferred      149,843        I            Owned by Mr. Little
                                                       through AMCITO
                                                       Partners, L.P

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
 (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security (Instr. 4)

        i      Stock options-right to buy
        ii     Stock options-right to buy
        iii    Series B Preferred
        iv     Series C Preferred
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2. Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable                      Expiration Date
         ----------------                      ---------------
        i      4/17/991                           7/1/04
        ii     12/27/992                          12/27/04
        iii    8/8/00                             N/A
        iv     8/8/00                             N/A
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

           Title                               Amount or Number of Shares
   ------------------                          --------------------------
        i    Common Stock                                37,478
        ii   Common Stock                                20,759
        iii  Common Stock                                60,234
        iv   Common Stock                                16,355
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4. Conversion or Exercise Price of Derivative Security

   i        $1.33
   ii       $2.41
   iii      $4.150588
   iv       $5.81
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)
i      D
ii     D
iii    I
iv     I

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6. Nature of Indirect Beneficial Ownership (Instr. 5)

i     N/A
ii    N/A
iii   Owned by Mr. Little through AMCITO Partners, L.P.
iv    Owned by Mr. Little through AMCITO Partners, L.P.

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   EXPLANATION OF RESPONSES:

1. All shares have vested. Mr. Little exercised all of his options in Februrary 2000.

2.All shares have vested. Mr. Little exercised all of his options in Februrary 2000.



        /s/ Wm. Brian Little                            8/2/00
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   **  SIGNATURE OF REPORTING PERSON                      DATE


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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE iS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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